UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jetoptera, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      June 1, 2015

Physical address of issuer
144 Railroad Avenue, Suite 100 in Edmonds, Washington 98020

Website of issuer
www.jetoptera.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 13, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees and independent contractors
4

Financial information

	Most recent fiscal year-end (December 31, 2018)	**Prior fiscal year-end (December 31, 2017)**
Total Assets	$1,481,880.00	$1,749,010.00
Cash & Cash Equivalents	$291,821.00	$602,438.00
Accounts Receivable	$100,000.00	$60,000.00
Short-term Debt	$125,005.00	$16,316.00
Long-term Debt	$1,335,236.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$21,596.00	$16,151.00
Net Income	-$1,658,110.00	-$1,159,319.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 19, 2020

FORM C

Up to $1,070,000.00

Jetoptera, Inc.



Crowd Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Jetoptera, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the offering.

	Price to Investors	Service Fees and Commissions [(1)(2)]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the Conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.jetoptera.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 19, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.
7) Is undertaking its first Crowd Funding offering and has not failed to comply with any ongoing reporting requirements of Rule 202 Regulation Crowdfunding.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.jetoptera.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Jetoptera, Inc. (the "Company") is a Delaware Corporation, formed on June 1, 2015.

The Company is located at 144 Railroad Avenue, Suite 100 in Edmonds, Washington 98020.

The Company's website is www.jetoptera.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Jetoptera aims to be the platform for a new generation of air mobility. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers. The Company also plans to partner with the U.S. military and domestic and foreign companies, including OEMs, large aircraft manufacturers, and military contractors, to build and obtain FAA certification for unmanned and manned aircraft utilizing the Company's patented technology.

The Offering

Minimum amount of Crowd Note being offered	$25,000.00 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000.00 Principal Amount
Maximum amount of Crowd Note	$1,070,000.00 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$1,070,000.00 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 13, 2020
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting Rights	See the description of the voting rights on page 49 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Lack of operating history, revenues and financial information.
The Company has been in operation for approximately four (4) years, is in a critical stage of its operations, and is still an "emerging company" in all respects and is subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a profitable operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company will operate. There can be no assurance that the future revenues of the Company will be sufficient to establish the Company as a going concern or that the Company will become profitable in the future.

Our business plan, operations and financial projections are subject to uncertainty.
The Company's ability to adhere to the Business Plan will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, the Company's executive management team is not bound to follow the Business Plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The financial projections set forth in the Business Plan are based upon subjective estimates of future operating results which the Company's management believes the Company may be able to achieve. Such financial projections merely represent an illustration of financial results which the executive management team believes could be achieved based upon their assumptions which may or may not occur, and many of which are beyond the Company's control. No assurances or representations can be given or, indeed, should be assumed by any investor, that the actual results of the Company's operations will conform in any material manner to the financial projections set forth in the Business Plan for any or all of the indicated years. Neither the Company nor the Board or the executive management team can or will individually warrant or guarantee the existence of any fact, assumption or projection set forth in the Business Plan.

The Company's success depends on its ability to obtain and effectively protect its intellectual property.
Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. The Company's success will depend, in large part, on its ability in the future to obtain (1) patent protection for its patentable intellectual property and otherwise protect trade secrets, intellectual property rights and other proprietary information; and (2) obtain trademark registrations in connection with the development of the Jetoptera brand. Protecting and enforcing the Company's intellectual property and other proprietary rights may be expensive, and there is no assurance that such protection and enforcement will be successful. If the Company is unable for any reason to adequately protect its intellectual property and other proprietary rights, competitors may manufacture and market products similar to the Jetoptera system. The Company has taken appropriate steps to protect its IP. The Company intends to continue to protect its IP by filing multiple patent applications and trademark applications in an effort to obtain patent protection and trademark registrations, respectively, and by entering into restrictive agreements with suppliers, employees, contractors and consultants. It is possible that the Company's rights to the intellectual property will be infringed or misappropriated and/or that such agreements will be breached and the Company will not have adequate remedies to prohibit such breaches or provide monetary relief for losses incurred as a result of such breaches. The Company has no reason to believe that the execution of the Business Plan does or would infringe upon the intellectual property rights of third parties. However, the Company is not certain that its trade secrets, trademarks, and other intellectual property rights will not infringe and no formal infringement analysis has been conducted. Any such infringement could result in liability to the Company and restrictions or prohibitions regarding the marketing of the Jetoptera system which could have a material adverse effect on the Company's business and results of operations. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such

litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our business is subject to FAA regulations.

The Jetoptera system is subject to regulations of the Federal Aviation Administration (the "FAA") and may require various approvals from the FAA in connection with the trials and subsequent development, production, marketing and sales and otherwise be required to continue to comply with applicable federal and state regulatory requirements and standards. The Company may be forced to withdraw the Jetoptera system from the market if regulatory concerns arise with respect to its use or if the Jetoptera system or such use otherwise fails to comply with such applicable regulatory requirements and standards. As of the date hereof, the FAA has not passed any regulations to allow the operation of unmanned aerial systems weighing more than 55 lbs. in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue if our customers cannot obtain permission under a Section 333 exemption to operate any unmanned aerial vehicles weighing more than 55 lbs. for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, this may negatively affect commercial usage of the Jetoptera system, which will adversely disrupt our operations and overall sales. Furthermore, FAA Part 107 regulations governing the commercial operations of drones weighing less than 55 lbs. significantly limit the uses of small drones (e.g., no flights beyond line of sight). These limitations may not be relaxed over time, they may in fact become more restrictive, and they may adversely affect the overall size of the market for our products.

Our business is also subject to various other governmental regulations.

If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant in other countries, our sales may be negatively impacted. Similarly, if our suppliers do not receive government approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy. A license may be required in the future to initiate marketing activities. We may also be required to obtain a specific export license for any hardware exported. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may be negatively impacted. In addition, if government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products could be negatively impacted, which may have a negative impact on our revenues and a potential material negative impact on our financial results.

We rely on other companies to provide major components, and subsystems for our products.
We will depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
Once we distribute our products in consumer markets, these events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the

removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our facility, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for aviation products and may also result in increased safety and security costs for us and the commercial aviation industry generally.
Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the aviation industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the commercial aviation industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other

commercial aviation industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Andrei Evulet (CTO and President, 06/01/2015 – present), Denis Dancanet (CEO, 06/01/2015 – present), and Todd Newton (VP Business Development, 06/17/2019 – present) of the Company. The Company has entered or intends to enter into employment agreements with Andrei Evulet, Denis Dancanet, and Todd Newton, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrei Evulet, Denis Dancanet, Todd Newton or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit

takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Andrei Evulet, Denis Dancanet, and Todd Newton in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Andrei Evulet, Denis Dancanet, or Todd Newton die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Energy costs, such as the price of oil and refined products, are an important operating expense for users of our products. The cost of energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Many of our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Our customers may not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we may rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales may make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we may order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

In addition, our supply agreements may require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.

Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our aviation business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as flying cars, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 84.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

A majority of the Company's voting equity securities are controlled by its founders who may delay or preclude liquidity events.
Denis Dancanet ("Dancanet") who owns a majority of the outstanding voting power of the Company and, together with Andrei Evulet ("Evulet") pursuant to the Voting Agreement, will have the ability to appoint all the members of the Board of Directors. As a result, Dancanet and Evulet are likely to have the ability to exercise significant control over most matters requiring approval by the Company's stockholders, including the election and removal of directors from the Board of Directors and significant transactions. Such control may delay or otherwise preclude liquidity events that Dancanet and Evulet determine are undesirable, or discourage a potential acquirer from attempting to obtain control of the Company, even if that was in the Company's best interest. As a result, the value of the Securities may be adversely affected or the investors might be deprived of a potential opportunity to sell Securities at a premium.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company

receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C

AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Jetoptera aims to be the platform for a new generation of air mobility. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers. The Company also plans to partner with the U.S. military and domestic and foreign companies, including OEMs, large aircraft manufacturers, and military contractors, to build and obtain FAA certification for unmanned and manned aircraft utilizing the Company's patented technology.

Business Plan

The Company is targeting the military market first, reaching out directly to the United States Army, Air Force, Navy, and Marine Corps. First, we hope to receive funding, initially for R&D, and later to win contracts. We will target several defense aerospace companies that have existing programs of record with the U.S. government. We aim to establish teaming agreements with them, where we provide the propulsion system, and they build the airframe. We will also target commercial logistics providers about setting up pilot programs. Finally, we aim to build a manned prototype and certify it in conjunction with propulsion and airframe partners. We expect the majority of our business to be commercial over time.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
J-55	Small drone (under 55 lbs), turbojet power, 250mph	Military
FPS Glider	Fluidic propulsion-powered glider, short takeoff, high altitude	Military

The 200 lb class FPS (J-220 Aircraft) is currently under development. If sufficient offering proceeds are raised, the Company plans to use a portion of the offering proceeds to help complete it and bring it to market. It is a VTOL-capable drone using fluidic propulsion and capable of carrying roughly 25-50 lb in cargo.

Jetoptera's marketing strategy for the current products has focused on targeted, direct outreach to largescale customers, including aircraft manufacturers, the U.S. military, and military contractors. We also use strategic partners and suppliers.

Jetoptera plans to introduce additional products in the coming years, including 500, 1000, 2000, and 4000 lb class FPS vehicles. The J-2000 and J-4000 are intended to be two-seat and four-seat flying vehicles respectively. Additional intended products include short take-off and landing vehicles with our FPS integrated into the wings as well as the licensing of our FPS system to third-party manufacturers.

Competition

Given Jetoptera's technology and business model, there are several areas in which to consider competition: propulsion, unmanned, and manned aircraft. In the area of propulsion, the Company's primary competitors are electric and hybrid electric approaches using batteries, electric motors and many propellers. In the area of unmanned aircraft, the Company's competitors include defense aerospace companies, such as Kratos. In the area of manned aircraft, among the Company's competitors are eVTOL companies such as Volocopter, Lilium, and Kittyhawk.

Customer Base

The Company is pre-revenue. We have no current customers. Thus far, we have entered into a cooperative research development agreement with the U.S. Navy to fly payloads for their organization. We hope to begin having military sales of the J-55 as well as military funding for the 200 lb class FPS, the J-220, and larger propulsion systems and aircraft in the next several months.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15/221439	Ejector And Airfoil Configurations	A propulsion system coupled to a vehicle. The system includes an ejector having an outlet structure out of which propulsive fluid flows at a predetermined adjustable velocity. A control surface having a leading edge is located directly downstream of the outlet structure such that propulsive fluid from the ejector flows over the control surface. *In good standing. We may file a continuation in lieu of a response by 04/03/20 final deadline.*	07/27/16	Pending	United States
10,501,197	Fluidic Propulsive System	A propulsion system coupled to a vehicle. The system includes a convex surface, a diffusing structure coupled to the convex surface, and at least one conduit coupled to the convex surface. The conduit is configured to introduce to the convex surface a primary fluid produced by the vehicle. The system further includes an intake structure coupled to the convex surface and configured to introduce to the diffusing structure a secondary fluid accessible to the vehicle. The diffusing structure comprises a terminal end configured to provide egress from the system for the introduced primary fluid and secondary fluid.	07/27/16	12/10/19	United States

Application or Registration #	Title	Description	File Date	Grant Date	Country
10,207,812	Fluidic Propulsive System And Thrust And Lift Generator For Aerial Vehicles	A vehicle includes a main body and a gas generator producing a gas stream. At least one fore conduit and tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the at least one fore conduit. At least one tail ejector is fluidly coupled to the at least one tail conduit. The fore ejectors respectively include an outlet structure out of which gas from the at least one fore conduit flows. The at least one tail ejector includes an outlet structure out of which gas from the at least one tail conduit flows. First and second primary airfoil elements have leading edges respectively located directly downstream of the first and second fore ejectors. At least one secondary airfoil element has a leading edge located directly downstream of the outlet structure of the at least one tail ejector.	09/02/16	02/19/19	United States
16/656529	Micro-Turbine Gas Generator And Propulsive System	A propulsion system includes a first compressor in fluid communication with a fluid source. A first conduit is coupled to the first compressor, and a heat exchanger is in fluid communication with the first compressor via the first conduit. A second conduit is positioned proximal to the heat exchanger. A combustor is in fluid communication with the heat exchanger via the second conduit and is configured to generate a high-temperature gas stream. A third conduit is coupled to the combustor, and a first thrust augmentation device is in fluid communication with the combustor via the third conduit. The heat exchanger is positioned within the gas stream generated by the combustor. *Continuation of 15/368,428 (1003) filed 10/17/19; not yet published for inspection.*	12/02/16	Pending	United States

Application or Registration #	Title	Description	File Date	Grant Date	Country
10,464,668	Configuration For Vertical Take-Off And Landing System For Aerial Vehicles	A vehicle; includes a main body. A fluid generator is coupled to the main body and produces a fluid stream. At least one fore conduit and at least one tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the fore conduit, coupled to the main body and respectively coupled to a starboard side and port side of the vehicle. The fore ejectors respectively comprise an outlet structure out of which fluid flows. At least one tail ejector is fluidly coupled to the tail conduit. The tail ejector comprises an outlet structure out of which fluid flows. A primary airfoil element is coupled to the tail portion. A surface of the primary airfoil element is located directly downstream of the first and second fore ejectors such that the fluid from the first and second fore ejectors flows over the such surface.	03/10/17	11/5/19	United States
16/701034	Internal Combustion Engine Intake Power Booster System	An internal combustion engine includes an intake conduit fluidically coupled to ambient fluid and having an internal cross-sectional area and an engine cylinder fluidically coupled to the intake conduit. A fluidic amplifier is disposed within the intake conduit and is fluidically coupled to the ambient fluid and engine cylinder. The amplifier is further fluidically coupled to a source of primary fluid and is configured to introduce the primary fluid and at least a portion of the ambient fluid to the engine cylinder. *Continuation of 15/654,630 (1028) filed 12/2/19; not yet published for inspection.*	07/19/17	Pending	United States

Application or Registration #	Title	Description	File Date	Grant Date	Country
15/685975	Variable Geometry Thruster	A propulsion system coupled to a vehicle. The system includes a diffusing structure and a conduit portion configured to introduce to the diffusing structure through a passage a primary fluid produced by the vehicle. The passage is defined by a wall, and the diffusing structure comprises a terminal end configured to provide egress from the system for the introduced primary fluid. A constricting element is disposed adjacent the wall. An actuating apparatus is coupled to the constricting element and is configured to urge the constricting element toward the wall, thereby reducing the cross-sectional area of the passage. *Response due by 04/04/20 final deadline; draft underway. May be abandoned in favor of continuation.*	08/24/17	Pending	United States
15/625907	Winglet Ejector Configurations	An ejector system for propelling a vehicle. The system includes a diffusing structure and a duct coupled to the diffusing structure. The duct includes a wall having openings formed therethrough and configured to introduce to the diffusing structure a primary fluid produced by the vehicle. An airfoil is positioned within the flow of the primary fluid through the openings to the diffusing structure. *Application (1019) to be abandoned in lieu of continuation filed 2/10/20 as 16/786,894 (1205).*	10/05/17	Pending	United States

Application or Registration #	Title	Description	File Date	Grant Date	Country
15/686052	Variable Geometry Thruster	A propulsion system coupled to a vehicle. The system includes a diffusing structure and a conduit portion configured to introduce to the diffusing structure through a passage a primary fluid produced by the vehicle. The passage is defined by a wall, and the diffusing structure comprises a terminal end configured to provide egress from the system for the introduced primary fluid. A constricting element is disposed adjacent the wall. An actuating apparatus is coupled to the constricting element and is configured to urge the constricting element toward the wall, thereby reducing the cross-sectional area of the passage.	01/04/18	Pending	United States
D868,627	Flying Car	The ornamental design for a flying car.	04/27/18	12/03/19	United States
16/020116	Configuration For Vertical Take-Off And Landing System For Aerial Vehicles	A vehicle; includes a main body. A fluid generator is coupled to the main body and produces a fluid stream. At least one tail conduit is fluidly coupled to the generator. First and second fore ejectors are coupled to the main body and respectively coupled to a starboard side and port side of the vehicle. The fore ejectors respectively comprise an outlet structure out of which fluid flows. At least one tail ejector is fluidly coupled to the tail conduit. The tail ejector comprises an outlet structure out of which fluid flows. A primary airfoil element includes a closed wing having a leading edge and a trailing edge. The leading and trailing edges of the closed wing define an interior region. The at least one propulsion device is at least partially disposed within the interior region.	06/27/18	Pending	United States

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/020802	Configuration For Vertical Take-Off And Landing System For Aerial Vehicles	A vehicle; includes a main body. A fluid generator is coupled to the main body and produces a fluid stream. At least one tail conduit is fluidly coupled to the generator. First and second fore ejectors are coupled to the main body and respectively coupled to a starboard side and port side of the vehicle. The fore ejectors respectively comprise an outlet structure out of which fluid flows. At least one tail ejector is fluidly coupled to the tail conduit. The tail ejector comprises an outlet structure out of which fluid flows. A primary airfoil element includes a closed wing having a leading edge and a trailing edge. The leading and trailing edges of the closed wing define an interior region. The at least one propulsion device is at least partially disposed within the interior region.	06/27/18	Pending	United States
16/031539	Ejector And Airfoil Configurations	A propulsion system coupled to a vehicle. The system includes an ejector having an outlet structure out of which propulsive fluid flows at a predetermined adjustable velocity. A control surface having a leading edge is located directly downstream of the outlet structure such that propulsive fluid from the ejector flows over the control surface.	07/10/18	Pending	United States
16/031586	Ejector And Airfoil Configurations	A propulsion system coupled to a vehicle. The system includes an ejector having an outlet structure out of which propulsive fluid flows at a predetermined adjustable velocity. A control surface having a leading edge is located directly downstream of the outlet structure such that propulsive fluid from the ejector flows over the control surface.	07/10/18	Pending	United States

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/033197	Gimballed Augmentation Shroud	A system for enhancing the thrust produced by an aircraft propulsion element having a propulsion fluid outlet includes a shroud element having an inlet, an outlet and a diffusing section positioned between the shroud element inlet and shroud element outlet. The shroud element is coupled to the aircraft such that the diffusing section is positioned directly downstream of the propulsion fluid outlet. At least one actuator is operable to rotate the shroud element about a first transverse axis of the shroud element and a second transverse axis of the shroud element. *Response due by 7/23/20.*	07/12/18	Pending	United States
16/221362	Fluidic Propulsive System And Thrust And Lift Generator For Aerial Vehicles	A vehicle includes a main body and a gas generator producing a gas stream. At least one fore conduit and tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the at least one fore conduit. At least one tail ejector is fluidly coupled to the at least one tail conduit. The fore ejectors respectively include an outlet structure out of which gas from the at least one fore conduit flows. The at least one tail ejector includes an outlet structure out of which gas from the at least one tail conduit flows. First and second primary airfoil elements have leading edges respectively located directly downstream of the first and second fore ejectors. At least one secondary airfoil element has a leading edge located directly downstream of the outlet structure of the at least one tail ejector.	12/14/18	Pending	United States

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/221371	Fluidic Propulsive System And Thrust And Lift Generator For Aerial Vehicles	A vehicle includes a main body and a gas generator producing a gas stream. At least one fore conduit and tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the at least one fore conduit. At least one tail ejector is fluidly coupled to the at least one tail conduit. The fore ejectors respectively include an outlet structure out of which gas from the at least one fore conduit flows. The at least one tail ejector includes an outlet structure out of which gas from the at least one tail conduit flows. First and second primary airfoil elements have leading edges respectively located directly downstream of the first and second fore ejectors. At least one secondary airfoil element has a leading edge located directly downstream of the outlet structure of the at least one tail ejector.	12/14/18	Pending	United States
16/221397	Fluidic Propulsive System And Thrust And Lift Generator For Aerial Vehicles	A vehicle includes a main body and a gas generator producing a gas stream. At least one fore conduit and tail conduit are fluidly coupled to the generator. First and second fore ejectors are fluidly coupled to the at least one fore conduit. At least one tail ejector is fluidly coupled to the at least one tail conduit. The fore ejectors respectively include an outlet structure out of which gas from the at least one fore conduit flows. The at least one tail ejector includes an outlet structure out of which gas from the at least one tail conduit flows. First and second primary airfoil elements have leading edges respectively located directly downstream of the first and second fore ejectors. At least one secondary airfoil element has a leading edge located directly downstream of the outlet structure of the at least one tail ejector.	12/14/18	Pending	United States

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/255632	Micro-Turbine Gas Generator And Propulsive System	A propulsion system includes a first compressor in fluid communication with a fluid source. A first conduit is coupled to the first compressor, and a heat exchanger is in fluid communication with the first compressor via the first conduit. A second conduit is positioned proximal to the heat exchanger. A combustor is in fluid communication with the heat exchanger via the second conduit and is configured to generate a high-temperature gas stream. A third conduit is coupled to the combustor, and a first thrust augmentation device is in fluid communication with the combustor via the third conduit. The heat exchanger is positioned within the gas stream generated by the combustor. *Application (1164) is a continuation of 15/368,428 (1003), which is abandoned.*	01/23/19	Pending	United States

Jetoptera has not abandoned any of its U.S. applications without at least filing a co-pending continuation.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5628155	IC 012. US 019 021 023 031 035 044. G & S: Drones	Trademark	06/05/15	12/11/18	United States
88237285	IC 007. US 013 019 021 023 031 034 035. G & S: Aircraft engines	Trademark	12/20/18	Pending	United States
88237308	IC 009. US 021 023 026 036 038. G & S: Automated self-contained electronic surveillance devices that can be deployed to gather evidence or intelligence in remote locations	Trademark	12/20/18	Pending	United States
88237328	IC 039. US 100 105. G & S: Freight transportation by air; transport of persons and goods	Service Mark	04/30/19	Pending	United States
88237414	IC 042. US 100 101. G & S: Custom design and engineering of drones and propulsion technology for drones	Service Mark	04/30/19	Pending	United States
88237433	IC 045. US 100 101. G & S: Providing reconnaissance and surveillance services	Service Mark	12/20/18	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to aviation regulations in domestic and, eventually, international markets. Both the propulsion system and airframe will require certification for manned operations. This a relatively well understood process, and the Company plans on such certification with the help of propulsion and airframe partners. The area of unmanned aircraft systems (UAS) is in a state of regulatory flux. Below 55 lbs (25 kg internationally), there is less regulation and no need for certification. Beyond 55 lbs, and for commercial operations, the rules are evolving. The Company is targeting the military market first, partially because regulations are less of a concern and because the flight data collected in such operations can be used later for commercial certification.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 144 Railroad Avenue, Suite 100 in Edmonds, Washington 98020.

The Company currently conducts business in the state of Washington.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	50.00%	$12,500	6.54%	$70,000
Research and Development	0.00%	$0	46.73%	$500,000
Future Wages	0.00%	$0	23.36%	$250,000
Legal expenses – patents and corporate	50.00%	$12,500	23.36%	$250,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrei Evulet

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO and President, 06/01/2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetoptera, Co-founder, CTO, and President, 2015 – Present

Educational Background
PhD, Mechanical and Aerospace Engineering, Rutgers University
MS, Aerospace and Propulsion Systems Engineering, Polytechnic Institute of Bucharest
BS, Engineering, Manchester University

Name

Denis Dancanet

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 06/01/2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetoptera, Co-founder and CEO, 2015 – Present

Educational Background

PhD, Computer Science, Carnegie Mellon University
BS, Computer Science, Mathematics, Philosophy, University of Pennsylvania

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Todd Newton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP Business Development, 06/17/2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Collins Aerospace, Director Business Development, 2016 – 2019

Educational Background

BA, Political Science, Government, Oregon State University

Name

Simina Farcasiu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO, Secretary, Treasurer 06/01/2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetoptera, Co-founder, CFO, Secretary, and Treasurer 2015 – Present

Educational Background

PhD, Westfield College
BA, Princeton University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Washington, New York, and Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A Preferred Stock
Amount authorized	5,500,000
Amount outstanding	5,500,000
Voting Rights	The holders of Series A Preferred Stock shall have the same voting rights as the holders of Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Series A Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted. In addition, so long as at least 1,000,000 shares of Preferred Stock are outstanding, consent of at least a majority of the then outstanding shares of Preferred Stock is required for or to: (i) alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock; (ii) increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Stock; (iii) compensation and other benefits to be paid to members of the executive management team, employees, independent contractors and consultants; (iv) a merger, consolidation, liquidation or winding up of the Company or sale of all or substantially all of the Company's assets; (v) issuance of debt or equity securities by Company (excluding debt issued for short-term working capital needs not to exceed $10,000); (vi) repurchases or redemptions of debt or securities by Company (except in the case of repurchase of securities owned to terminated employees); (vii) registrations of Company securities under the Securities Act or the granting of registration rights of such securities unless the Shares issued to Series A Preferred Stock Investor are afforded the same registration rights; (viii) reclassification, reorganization or recapitalization of the outstanding equity of the Company; (ix) pledging of Company assets; (x) amendments to the Certificate of Incorporation or the Bylaws of Company except as otherwise provided in the Bylaws; or (xi) adoption or amendment to any Company stock option, stock grant or warrant plan.
Anti-Dilution Rights	First offer rights for any shares of capital stock, other than those issued: (i) in connection with acquisitions, mergers, equipment leases, or bank financings approved by the Board, (ii) to directors, officers, employees, advisors or consultants under option or equity incentive plans approved by the Board, (iii) to the public in an underwritten public offering, (iv) common stock issuable upon a stock split, stock dividend, or any subdivision of shares of common stock, (v) in connection with the exercise or conversion of exercisable or convertible securities, (vi) to an entity as a component of a business relationship with the Company.

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	44.8%

Type of security	Common Stock
Amount authorized	12,500,000
Amount outstanding	5,555,014
Voting Rights	Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.
Anti-Dilution Rights	No special rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	45.2%

Type of security	Options
Amount authorized	1,228,340
Amount outstanding	122,840
Voting Rights	Options are for common stock. Same voting rights, anti-dilution rights, and effect on Crowd Note as above assuming such Options are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	1.0%

Type of Security	Convertible Notes (June 2018 Offering)
Amount outstanding	$750,000.00 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	July 14, 2020
Other material terms	In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into common shares of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder.

	In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Type of security	Convertible Notes (November 2018 Offering)
Amount outstanding	$550,000.00 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	December 3, 2020
Other material terms	In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 85% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis.

If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into common shares of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder.

In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00. |

Type of security	Convertible Notes (Subsequent Closing to November 2018 Offering)
Amount outstanding	$50,000.00 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	February 28, 2021
Other material terms	Same as Convertible Notes (November 2018 Offering) described above.

Type of security	Convertible Notes (Subsequent Closing to November 2018 Offering)
Amount outstanding	$250,000.00 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	March 22, 2021
Other material terms	Same as Convertible Notes (November 2018 Offering) described above.

Type of security	Convertible Notes (Subsequent Closing to November 2018 Offering)
Amount outstanding	$500,000.00 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	June 24, 2021
Other material terms	Same as Convertible Notes (November 2018 Offering) described above.

Type of security	Convertible Notes (September 2019 Offering)
Amount outstanding	$400,000.00 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	September 25, 2020
Other material terms	In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into common shares of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Type of security	Convertible Notes (Subsequent Closing to September 2019 Offering)
Amount outstanding	$400,000.00 in principal plus accrued interest
Interest rate and payment schedule	9%
Describe any collateral or security	None
Maturity date	January 6, 2021
Other material terms	Same as Convertible Notes (September 2019 Offering) described above.

In addition to the Convertible Notes, the Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	Chase Business Card
Amount outstanding	$38,984.23
Interest rate and payment schedule	16.74% APR
Payment schedule	Payment is made monthly.
Other material terms	None

Type of debt	Legal Fees Payable
Name of creditor	Foster Garvey PLLC
Amount outstanding	$666,472.40
Interest rate and payment schedule	12% APR
Payment schedule	Payment is made on a as needed basis.
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	638,298	$1,500,000.00	General funds, R&D, execution of company milestones	05/31/17	Rule 506(b)
Convertible Note #1	3	$750,000.00	General funds, R&D, execution of company milestones	07/14/18	Rule 506(b)
Convertible Note #2	5	$1,350,000.00	General funds, R&D, execution of company milestones	12/03/18	Rule 506(b)
Convertible Note #3	5	$800,000.00	General funds, R&D, execution of company milestones	09/25/19	Rule 506(b)

The Company has currently reserved 10% of all authorized Common Stock of the Company as an equity incentive plan option pool for future employees. The allocation of these securities will be determined upon the hiring of new employees.

Ownership

A majority of the Company is owned by the founders: Denis Dancanet, Andrei Evulet, and Simina Farcasiu.

Below the beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	No. and Class of Securities Now Held	Percentage Owned Prior to Offering
Denis Dancanet	313,578 Shares of Common Stock	52.6%
	5,500,000 Shares of Series A Preferred Stock	
Andrei Evulet	3,500,000 Shares of Common Stock	31.7%

The Company has a Voting Agreement dated May 31, 2017 ("Voting Agreement"). Pursuant to the Voting Agreement among the Company and the existing stockholders of the Company, Denis Dancanet, as the current holder of the Series A Preferred Stock, and Andrei Evulet, as a founder and a holder of Common Stock, are each granted certain rights to designate the members of the Company's Board of Directors. All of the existing stockholders of the Company have agreed to vote their shares in the Company for such designees. The current

Board of Directors of the Company consists of Denis Dancanet, as the Series A Director, and Andrei Evulet, as the Founder Director.

The Company also has a Stockholders Agreement dated May 31, 2017 ("Stockholders Agreement"). Pursuant to the Stockholders Agreement among the Company and the existing stockholders of the Company, stockholders of the Company are subject to existing rights of first refusal in favor of the Company and the holders of stock in the Company on a pro-rata basis to participate in transfers of stock for value (with customary exceptions for transfers in connection with estate planning). This right will terminate immediately prior to the IPO or an acquisition of the Company.

In addition, the Company has an Investors' Rights Agreement dated May 31, 2017 ("Investors' Rights Agreement"). Pursuant to the Investors' Rights Agreement among the Company and the existing stockholders of the Company, stockholders who hold at least 5,000,000 shares of Series A Preferred Stock retain a right of first offer with respect to future sales by the Company of its capital stock. Denis Dancanet currently holds such right of first offer. Furthermore, any stockholder of the Company who holds at least 500,000 shares of the capital stock of the Company is entitled to periodically receive the Company's financial statements and inspection rights of the Company's books and records.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following this Offering, we expect to have enough liquidity to execute our business plan until the summer of 2020. By that point, we hope to have revenues from several programs with the U.S. military. We also hope to have revenues from teaming agreements with defense aerospace companies. Depending on the amount and timing of revenues, we may not need further financing. However, there is uncertainty about the timing and amount of revenues from the U.S. military and defense companies. Our challenges are continuing to innovate and expand our patent portfolio, executing on building fluidic propulsion systems of increasing size with partners providing the source of compressed air (the gas generator and turbo compressor), partnering with airframe makers to produce initially unmanned and later manned aircraft, and working with both propulsion and airframe partners for certification as that becomes necessary.

While the Company does not expect to achieve profitability in the next 12 months, we hope to achieve the following milestones: (i) securing funding with a first contract from both the U.S. Army and U.S. Air Force, (ii) obtaining funding from a teaming agreement with at least one defense aerospace company, (iii) completing the 200 lb - class fluidic propulsion system, (iv) building and demonstrating the J-220 aircraft, and (v) doing static testing of a 1000 lb - class system with GE Aviation. We have a partnership with GE Aviation whereby they will modify certain of their turboprop engines to make them work with our fluidic propulsive system. This work begins with their GE H-80 engine.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, enabling us to continue delivering on our technology milestones while securing revenues.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

- We will continue the build of the 200 lb - class propulsion system. We are developing the core that supplies the compressed air with a contractor. The work is structured into four phases: (i) power generation subsystem design - completed; (ii) build of the core engine - nearly complete; (iii) detailed design, assembly, and test of the power generation subsystem; (iv) fully integrated engine test and dynamic performance verification. Upon completion, we will combine this core with our thrusters into a 200 lb-class fluidic propulsive system. We will owe approximately $200,000 at the completion of phase (ii) in Q1/Q2 of 2020 and another $70,000 at the beginning of the next phase in Q1/Q2 of 2020.
- We have contracted with another company for the development of the J-220 airframe. We will owe approximately $50,000 to the contractor in Q1 of 2020 once the airframe is completed.
- We have approximately $150,000 in additional expenses from our patent portfolio, as existing US filings reach the one year mark. Additionally, we are in the process of choosing international locations for patent filings.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 in principal amount of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 13, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5% (Five Percent) of the amount raised.

Shares, Warrants and Other Compensation

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$22,000,000 ($22 million) or $24,000,000.00 ($24 million)

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal:

a. Investors that purchase the first Fifty Thousand (50,000) Crowd Notes and thereby fund the first Fifty Thousand Dollars ($50,000) will receive Crowd Notes with a conversion provision based on a $22,000,000 ($22 million) valuation cap instead of $24,000,000 ($24 million) valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for preferred stock by investors in the Qualified Equity Financing or (B) the price per share based on a $22,000,000 ($22 million) valuation cap (instead of $24 million)

b. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the fully-diluted capitalization of the Company immediately prior to the closing of the Qualified Equity Financing.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:

a. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
b. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),
c. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or
d. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's

incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights at present or when converted.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's management to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Andrei Evulet
Relationship to the Company	Co-founder, CTO, President
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	Loan
Benefits or compensation received by Company	Continued employment and productivity of inventor behind Company's patents.
Description of the transaction	Promissory note, dated March 10, 2016, as amended from time to time, in the total principal amount of $100,000, with no interest owed other than 5.0% interest upon default, and maturity date of January 15, 2022, owed by the related person to the Company.

Property, Goods or Services

Related Person/Entity	John P. Hawkins
Relationship to the Company	Spouse of Simina Farcasiu, Co-founder, CFO
Total amount of money involved	$8,000.00
Benefits or compensation received by related person	Payment for services
Benefits or compensation received by Company	Design services
Description of the transaction	The Company purchased design services from the related person.

Securities

Related Person/Entity	Denis Dancanet
Relationship to the Company	Co-founder, CEO
Total amount of money involved	$3,550,000.00
Benefits or compensation received by related person	313,578 shares of Common Stock; 5,500,000 shares of Series A Preferred Stock; and convertible notes in an amount of $1,800,000 in outstanding principal plus accrued interest thereunder as of January 2020.
Benefits or compensation received by Company	Funding
Description of the transaction	Investment in the Company

Related Person/Entity	Simina Farcasiu
Relationship to the Company	Co-founder, CFO
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	103,138 shares of Common Stock
Benefits or compensation received by Company	Funding
Description of the transaction	Investment in the Company

Intellectual Property

Related Person/Entity	John P. Hawkins
Relationship to the Company	Spouse of Simina Farcasiu, Co-founder, CFO
Total amount of money involved	$0.00
Benefits or compensation received by related person	Named inventor of Internal Combustion Engine Intake Power Booster System patents (15/654,621, 15/654,630)
Benefits or compensation received by Company	Patent rights for Internal Combustion Engine Intake Power Booster System patents (15/654,621 & 15/654,630) were assigned to the Company.
Description of the transaction	Co-inventor on patent application

Future Transactions

Related Person/Entity	Richard Black
Relationship to the Company	Attorney to the Company
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	If closing of this potential investment occurs, a convertible note of $50,000 pursuant to the terms of the September 2019 Offering.
Benefits or compensation received by Company	Funding
Description of the transaction	Potential investment in the Company, subject to approval by Mr. Black's law firm, Foster Garvey, PC, which represents the Company and from whom the Company has received full written disclosure of the potential conflicts relating to such transaction and to future representation relating to such transaction, and the Company has provided written consent thereto.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Denis Dancanet
(Signature)

Denis Dancanet
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Simina Farcasiu
(Signature)

Simina Farcasiu
(Name)

CFO
(Title)

2/19/2020
(Date)

/s/Andrei Evulet
(Signature)

Andrei Evulet
(Name)

CTO and President
(Title)

2/19/2020
(Date)

/s/Denis Dancanet
_____
(Signature)

Denis Dancanet
_____
(Name)

CEO
_____
(Title)

2/19/20
_____
(Date)

I, Simina Farcasiu, being the founder of Jetoptera, Inc., a corporation (the "Company"), hereby certifies as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2018 and 2017, the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2018 and 2017, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the Company has filed tax returns for the year ending December 31, 2018, and any tax return information in the Financial Statements reflects accurately the information that has been reported in such tax returns.

/s/Simina Farcasiu
(Signature)

Simina Farcasiu
(Name)

CFO
(Title)

2/19/20
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

JETOPTERA, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Jetoptera, Inc.
Edmonds, WA

We have reviewed the accompanying financial statements of Jetoptera, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 15, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

JETOPTERA, INC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 191,821	$ 543,438
Payroll Escrow Account	100,000	59,000
TOTAL CURRENT ASSETS	291,821	602,438
NON-CURRENT ASSETS		
Intangible Assets	1,086,572	1,086,572
Related Party Note Receivable	100,000	60,000
Fixed Asset	3,873	-
Accumulated Depreciation	(387)	-
TOTAL NON-CURRENT ASSETS	1,190,058	1,146,572
TOTAL ASSETS	1,481,880	1,749,010
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	125,005	16,316
TOTAL CURRENT LIABILITIES	125,005	16,316
NON-CURRENT LIABILITIES		
Convertible Notes	1,300,000	-
Accumulated Interest	35,236	-
TOTAL LIABILITIES	1,460,241	16,316
SHAREHOLDERS' EQUITY		
Common Stock (12,500,000 shares authorized; 5,555,014 issued; $0.0001 par value)	555	555
Preferred Stock (5,500,000 shares authorized; 5,500,000 issued; $0.0001 par value)	550	550
Additional Paid in Capital	3,292,737	3,345,683
Retained Earnings (Deficit)	(3,272,203)	(1,614,093)
TOTAL SHAREHOLDERS' EQUITY	21,639	1,732,695
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,481,880	$ 1,749,010

JETOPTERA, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ -	$ -
Gross Profit	-	-
Operating Expense		
Professional Services	677,705	336,843
Equipment	343,020	325,148
Wages	341,360	280,154
General & Administrative	144,235	136,803
Research and Development	45,751	28,569
Rent	30,720	9,400
Advertisement	17,177	602
Depreciation	387	-
	1,600,355	1,117,518
Net Income from Operations	(1,600,355)	(1,117,518)
Other Income (Expense)		
Interest Expense	(36,160)	(25,650)
Taxes	(21,596)	(16,151)
Net Income	$ (1,658,110)	$ (1,159,319)

JETOPTERA, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (1,658,110)	$ (1,159,319)
Change in Accounts Payable	108,690	(20,212)
Change in Escrow Account	(41,000)	493
Change in Depreciation	387	
Net Cash Flows From Operating Activities	(1,590,034)	(1,179,038)
Cash Flows From Investing Activities		
Increase in Intangible Assets	-	(1,086,573)
Purchase of Fixed Assets	(3,873)	
Net Cash Flows From Investing Activities	(3,873)	(1,086,573)
Cash Flows From Financing Activities		
Issuance on Preferred Stock	-	550
Issuance of Common Stock	-	(1,749,445)
Additional Paid In Capital	(52,946)	3,345,683
Issuance of Related Party Note Receivable	(40,000)	(45,000)
Issuance of Note Payable	1,300,000	-
Increase in Accrued Interest	35,236	-
Prior Period Adjustment to Retained Earnings	-	1,122,300
Net Cash Flows From Financing Activities	1,242,289	2,674,088
Cash at Beginning of Period	543,438	134,962
Net Increase (Decrease) In Cash	(351,617)	408,476
Cash at End of Period	$ 191,821	$ 543,438

JETOPTERA, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2016		$ -		$ -	$ -	$ (454,774)	$ (454,774)
Issuance of Stock	5,554,014	555	5,500,000	550	3,345,683		3,346,788
Net Income						(1,159,319)	(1,159,319)
Balance at December 31, 2017	5,554,014	$ 555	5,500,000	$ 550	$ 3,345,683	$ (1,614,093)	$ 1,732,695
Issuance of Stock					(52,946)		(52,946)
Net Income						(1,658,110)	(1,658,110)
Balance at December 31, 2018	5,554,014	$ 555	5,500,000	$ 550	$ 3,292,737	$ (3,272,203)	$ 21,639

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Jetoptera, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company operates as a engineering company in the aerospace industry.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates in a pre-revenue stage, experiencing net losses of $1,657,723 in 2018 and $1,159,320 in 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through a Reg CF campaign to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through November 15, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books are comprised of patents and corresponding legal expenses to secure the patents company developed in prior years and will be tested for impairment in following years to come.

Related Party Note Receivable

In 2017, the company issued a note receivable in exchange for cash with a related party ("the Related Party Note"). The note does not accrue interest and is payable at a future date to be determined by management.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2020 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2019-2020 $2,750 per month

Advertising

The Company records advertising expenses in the year incurred.

Prior Period Adjustment to Retained Earnings

In 2017, the company made corrections to equity regarding stock issuance costs.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2018, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate of 9% per annum and are payable at a future date to be determined by management. During 2018, the Company capitalized approximately $35,236 in interest related to the Notes.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 15, 2019, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



Company: Jetoptera

Market: Aviation

Product: Propulsion systems and Vertical and Short Takeoff and Landing Aircrafts

Company Highlights

- Building a robust intellectual property portfolio with multiple granted patents, as well as numerous patent applications globally
- Partnerships with the U.S. Navy and General Electric (GE) Aviation
- Finalists in the AUVSI Xponential Startup Showdown in May 2018[i] and the Starburst Accelerator at Google Wing in December 2018
- Featured in the Dubai Airshow in November 2019[ii]

EXECUTIVE SNAPSHOT

Seattle-based Jetoptera is a startup that is aiming to be the aerial mobility company of the future. To accomplish this goal, the company is relying on its unique fluidic propulsive system integrated with a novel airframe which was engineered to facilitate a faster, simpler, quieter, and more compact aircraft capable of vertical and short takeoff and landing. Founded in 2015, Jetoptera has achieved numerous milestones since inception, including:

- Building a robust intellectual property portfolio with multiple granted patents, as well as numerous patent applications globally
- Partnerships with the U.S. Navy and General Electric (GE) Aviation
- Finalists in the AUVSI Xponential Startup Showdown in May 2018[iii] and the Starburst Accelerator at Google Wing in December 2018
- Featured in the Dubai Airshow in November 2019[iv]






Investors that purchase the first 50,000 Crowd Notes, and thereby fund the first $50,000, will receive Crowd Notes with a conversion provision based on a $22 million valuation cap instead of a $24 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $22 million valuation cap (instead of $24 million).

COMPANY SUMMARY

Opportunity

The aviation industry is a multi-hundred-billion-dollar industry[v] with many companies developing new technologies and aircraft to help move people, cargo, and perform other functions more efficiently.[vi] Legacy technologies and aircrafts tend to be viewed as inefficient, large, loud, and don't cater to the emergent desire to be runway independent,[vii] as well as being expensive.[viii] Helicopters, for example, are loud, slow, and have a large footprint. The extent of such challenges isn't limited to commercial environments, but military organizations as well.[ix] Defense agencies rely on aircraft to perform transport, intelligence, surveillance and reconnaissance, strike operations, communications, and earth observation, among other functions.[x]

Jetoptera designs propulsion systems, unmanned autonomous vehicles, and flying cars for military and commercial markets. Potential applications for the company's product include military, emergency situations like search and rescue or relief and humanitarian supply efforts, inspections, mapping, logistics, general aviation, and urban air mobility. The company has developed a unique propulsion system and novel airframe to create an aircraft that is efficient, light, and less complex and capable of vertical and short takeoff and landing. Jetoptera was founded in 2015 by an experienced team of Andrei Evulet, Denis Dancanet, and Simina Farcasiu. The founders have significant experience in aerospace, Wall Street, and startup environments. This experienced team has helped Jetoptera already gain support within the U.S. Navy and General Electric, as it looks to become a leader in aerial mobility.

Product and Product Roadmap

Jetoptera's innovation is the Fluidic Propulsive System (FPS), a unique propulsion system engineered for vertical and short takeoff and landing applications. Additionally, the company has developed a novel integration of propulsion and airframe for a more compact, faster, and more efficient aircraft. Jetoptera's inventions have been demonstrated in static, wind tunnel, and flight tests. The FPS needs a source of compressed air, which is then passed through thrusters. The company's technology allows this thrust to be augmented, by entraining massive amounts of ambient air. The shape of the airframe and its integration with the propulsion allows for the entrained air to hit lift-generating surfaces, resulting in lift augmentation. The thrusters can be given non-round shapes, which allows them to conform to wings, to facilitate an increase in lift coefficient and better short takeoff performance.





Fluidic Propulsive System VTOL configuration



Fluidic Propulsive System STOL configuration



The company notes the following advantages of fluidic propulsion:

- *Faster Speeds:* Can reach over 400 mph on select aircrafts
- *Low Noise:* Jetoptera aircrafts are quiet due to the reduced exhaust speed of its fluidic propulsion. At 400 feet above the ground, Jetoptera expects its products to be ~70 decibels.
- *Compact:* Due to the integrated airframe and lift augmentation, the company's products occupy a much smaller physical footprint than other aircrafts, like helicopters.
- *Efficient:* Due to the thrust augmentation of its fluidic propulsion and the use of a single system for both vertical and forward flight, Jetoptera is designed to reach higher levels of efficiency.
- *Simple:* By eliminating propellers and fans and using thrusters with no moving parts on the outside of the aircraft, Jetoptera's solution is designed to be simpler and more inexpensive to acquire and operate.
- *Flexible:* Jetoptera's technology is agnostic to the source of compressed air, being able to use a gas turbine, a hybrid system, or a pure electric system paired with an electric compressor. This makes fluidic propulsion relevant both now and in the future.



Jetoptera is designing a range of fluidic propulsive systems, unmanned, and manned aircrafts with both vertical and short-takeoff and landing capabilities. Here is brief description of each category:

- *Fluidic Propulsive Systems (FPS):* The FPS design is scalable and can pair increasingly larger sources of compressed air and thrusters. The company is developing a suite of FPS ranging from 200 pounds of force to beyond 4,000 pounds of force.
- *Vertical Takeoff and Landing (VTOL):* A VTOL aircraft is one that can take off, land, and hover vertically. Unlike conventional airplanes, which accumulate speed on the ground before launching in the air, VTOL aircraft can become airborne without this mechanism.



- *Short Takeoff and Landing (STOL):* A STOL aircraft has short runway requirements for takeoff and landing before they are able to become airborne. Partly due to their shorter requirements to gain speed on the ground, STOL aircrafts can be used on unimproved runways.

In addition to its fluidic propulsive system and FPS-equipped aircraft, the company offers one jet-turbine equipped aircraft, the J-55. This STOL aircraft is smaller than Jetoptera's future offerings (it weights under 55 lbs) and has reached 250 mph in flight tests. This product has served as a good proof of concept for Jetoptera, as well as potential future partners. It is the subject of the company's cooperative research and development agreement with the US Navy.




The table below shows Jetoptera's expected future FPS lineup. Because the FPS is scalable, one can match it with turbo-compressors of different sizes. The resulting thrust is magnified by the thrust augmentation of the FPS. For VTOL applications, one needs enough thrust to lift the entire weight of the aircraft and some extra 10% to generate upward momentum and account for conditions (altitude, climate, etc.). For STOL applications, one needs to match only a fraction of the entire weight of the aircraft, as it will generate some lift before takeoff. The thrust is a range because it varies with FPS options and aircraft mission. Maximum thrust is achieved on takeoff, in static conditions. One can use multiple compressors in one aircraft in order to generate extra power or to provide redundancy. For example, the J-4000 could be powered by a single FPS-5000 sized system or two FPS-3000 sized compressors.

Name	Compressor Power [kW]	Thrust Sea Level, ISO [lbf]	Specific Fuel Consumption [lb/lbf-h]	Weight [lb]
FPS-200	75	200-250	0.42	66
FPS-400	150	400-500	0.38	120
FPS-500	200	500-615	0.35	150
FPS-700	250	700-775	0.35	200
FPS-1250	500	1250-1450	0.32	375
FPS-1500	600	1500-1700	0.32	385
FPS-3000	1200	3000-3500	0.26	600
FPS-5000	2000	5000-6500	0.25	750



Estimates for weights are based on existing similar turboshaft engines adapted to become turbo-compressors and FPS designs matching the respective power. For example, a 2000 kW helicopter engine such as the GE YT706-GE-700 produces 2000 kW and weighs under 550 lbs (CT7-8 dry weight is 540 lbs).[xi]

Jetoptera's anticipated future VTOL products include:





J-220	J-500 and J-1000
Payload: 25-50 lbs	Payload: 100-220 lbs
Range: 100-150 mi	Range: 150-200 mi
Speed: 200 mph	Speed: 200 mph
Target Release Date: 2020	Target Release Date: 2021





J-2000 and J-4000	High-Speed Concept (Yet to be Named)
Payload: 450-800 lbs	Payload: 450-800 lbs
Range: 200 mi	Range: 400 mi
Speed: 200 mph	Speed: 400 mph
Target Release Date: 2023	Target Release Date: 2024



Jetoptera's expected STOL aircrafts include:







J-800	J-3000	J-9000
Payload: 200 lbs	Payload: 1,100 lbs	Payload: 2,000 lbs
Range: 500 mi	Range: 1,100 mi	Range: 1,200 mi
Speed: 120 mph	Speed: 135 mph	Speed: 145 mph
Target Release Date: 2021	Target Release Date: 2022	Target Release Date: 2023

Intellectual Property

Jetoptera is investing in building out a robust intellectual property portfolio both domestically and internationally. In the U.S., the company has three granted utility patents (U.S. 10,207,812, 10,464,668, 10,501,197), several utility patents for which a notice of allowance has been received, three granted design patents (D 856,898, 856,899, 868,627), as well as numerous applications. The company also has several utility and design patents that are currently unpublished. Internationally, the company has dozens of applications and multiple granted design patents. The company is aiming to develop a patent portfolio that is tailored to cover all key aspects of its products and technology.



Use of Proceeds

If the minimum amount is raised ($25,000), Jetoptera intends to allocate half the proceeds towards general marketing and the remaining half towards legal expenses.

If the maximum amount is raised ($1.07 million), Jetoptera intends to allocate about 46% towards research and development. Future wages (~23%), legal expenses (~23%), and marketing (~6%) are the remaining functions the company is projecting to direct the proceeds of the raise toward. Jetoptera has discretion to alter the use of proceeds from this raise.



Use of Proceeds: Min Raised ($25k)
General Marketing
Legal Expenses
50%
50%

Use of Proceeds: Max Raised ($1.07m)
General Marketing
Research and Development
Future Wages
Legal Expenses
6.54%
46.73%
23.36%
23.36%

The company anticipates allocating funds towards the following functions within each category:

- *General Marketing:* The company intends to use some of the capital of this raise towards marketing costs for digital advertisements, trade shows, and other outlets to increase awareness around the company's technology.
- *Legal Expenses:* Jetoptera plans to allocate a portion of this raise towards legal fees related to the company's plans to expand its intellectual property portfolio, both domestically and internationally.
- *Research and Development:* The company plans to use funds from this raise towards the continued development of their aircraft, as well as any potential expansion for new product offerings.
- *Future Wages:* To continue to build out the company's organization, Jetoptera intends to allocate a portion of this raise towards future wages so it can hire new employees.

Business Model

Jetoptera is currently pre-revenue, however, the company expects to generate future revenue through multiple channels.

- *Military Contracts:* Jetoptera hopes to win multiple government contracts for the provision and further development of fluidic propulsion technology in 2020 for VTOL and STOL aircraft.

- *Licensing:* The company anticipates licensing its unique propulsion system and lift enhancement technology to companies in the defense aerospace and general aviation sectors that are looking to benefit from the advantages of fluidic propulsion. Jetoptera has NDAs in place with several such companies and is planning to begin licensing this technology in 2020.



- *Business-to-Business (B2B) Sales*: If the marketplace demands it, for organizations that are looking to do more than license Jetoptera's technology, the company plans to sell its VTOL and STOL aircraft directly. Initially, Jetoptera is targeting the military, but has plans to expand to other industries as well such as agriculture, first responder organizations, logistics, and emergency relief, among other areas. The company forecasts beginning these sales in 2020.

- *Business-to-Consumer Sales:* Eventually, Jetoptera aims to sell aircraft commercially after gathering additional flight and performance data and as regulations become more defined. The company estimates selling its aircraft commercially in 2023.

USER TRACTION

To date, Jetoptera has entered into two significant partnerships with the U.S. Navy and General Electric (GE) Aviation that are testing the company's product. Details about each partnership are as follows:

- *GE Aviation:* Jetoptera is building a pilot test that incorporates its fluidic propulsion solution on a modified General Electric engine. The test is planned to happen in 2020 and will be in the Czech Republic (where GE Aviation's' turboprop engines are built).





- *U.S. Navy:* Jetoptera has a cooperative research and development agreement (CRADA) with the U.S. Navy to fly payloads for the organization.



Jetoptera has also been featured in trade shows and industry events globally. In May 2018, the company was one of five finalists for the AUVSI Xponential Startup Showdown.[xii] In December 2018, the company was one of ten finalists chosen to present at the Starburst Accelerator Selection Committee at Google Wing. Most recently, the company was featured at the Dubai Airshow in November 2019.[xiii]



HISTORICAL FINANCIALS

Jetoptera has generated no revenue to date, as it has predominately focused on product development, intellectual property portfolio development, and establishing pilot partnerships. The company hopes to begin generating revenue in 2020 via government contract awards, licensing of its propulsion system and airframe, and aircraft sales to military organizations.

In 2019, Jetoptera has incurred about $1.92 million in expenses, up 39% compared to 2018. Expenses dipped slightly in Q3 2019 due to lower spending on prototype and equipment expenses relative to the other quarters. In 2018, the company incurred nearly $1.6 million in expenses, with expenses significantly dropping in Q4 2018 because of lower legal fees related to patent filings and protection. In 2017, Jetoptera incurred about $1.11 million in expenses, down from about $1.28 million in 2016. The company sustained nearly $300,000 in expenses in 2015, its first year of operation.





In 2019, expenses have mainly gone towards professional services, which includes legal and accounting fees, website development, and any other outsourced professional services. Equipment has accounted for about 22% of total expenses in 2019, with expenses in this category including production and equipment related to prototyping. The remaining expenses were allocated toward wages for the employees, research and development for Jetoptera's aircrafts, advertising, office rent, and general and administrative expenses towards running the business.

The full breakdown for expenses in 2019 is as follows:



The full breakdown for expenses in 2018 is as follows:





The full breakdown for expenses in 2017 is as follows:



In 2019, Jetoptera has incurred a net operating loss of about $1.92 million compared to nearly $1.6 million in 2018. In 2017, the company experienced a net loss of $1.11 million, an improvement from a net loss of $1.27 million in 2016. In its first year of operation, the company incurred a net loss of about $297,000. In 2019, the company's gross average monthly burn rate was about $160,000, compared about $132,000 in 2018. As of February, the company had about $391,000 in cash assets, with the founders and executive team committed to supporting the company throughout the duration of the Offering.





The general aviation industry includes over 446,000 aircraft flying worldwide, with over 211,000 of these aircraft based in the U.S. These aircraft range from two-seat training aircraft and utility helicopters, to business jets. The aviation industry supports $219 billion in total economic output and over one million total jobs in the U.S.[xiv]

Drones – broadly defined as any kind of unmanned aerial vehicle – is one segment of aviation that has grown in demand by stakeholders in various industries. Goldman Sachs projects a $100 billion market opportunity for drones in 2020. The military is the largest section of this market, with projections reaching $70 billion by 2020. Drones have already gained acceptance within the defense industry in part because they are safer, cheaper, and often more capable alternatives to manned aircraft. Military personnel work with drones of many sizes from small quadcopters that can be as small as 6.5 inches in size, to large jet-sized aircraft. The next generation of military drones are expected to have even greater stealth, sensory, payload, range, autonomous, and communications capabilities.[xv]

The next largest market is the consumer drone market, which is forecast to reach $17 billion by 2020. The consumer market was the first segment to develop outside the military industry. The fastest growing segment of the drone industry is the commercial and civil segment, which Goldman Sachs projects to reach $13 billion by 2020. Drones are able to serve many functions within this market segment including agriculture, first responders, climate data, construction, and border management.[xvi]

Urban air mobility is another segment of the aviation industry that has gained attention from technology companies like Uber.[xvii] Morgan Stanley Research believes there are many different use cases for urban air flight including logistics, package delivery, personal travel, and more. Technology is not projected to be a limitation for the industry, but rather regulatory and societal concerns surrounding urban air mobility. Understandably, addressing safety will be at the forefront of regulators' list.[xviii]

Accessing adequate health care can be a challenge for people living in rural areas, but the development of drone technology has the potential to improve care. Rural areas often have fewer specialists, hospitals, and other providers, requiring people to drive long distances to receive the care they require. This can have a significant impact on elderly citizens who no longer drive and lack access to alternative forms of transportation. According to research conducted at Texas A&M University, drones could help solve this problem by offering access to important services that do not require face-to-face interaction. In the same research paper, testing showed that using drones could provide cost and time savings for patients, and improved care delivery for providers.[xix]

Aircraft that operate within these markets can be identified by many identifying characteristics. One such characteristic that classifies many aircraft is their takeoff capabilities. Vertical Takeoff and Landing (VTOL) aircraft are vehicles that can take off, land, and hover vertically. Unlike airplanes, which accumulate speed on the ground before launching in the air, VTOL aircrafts can become aerial without this mechanism. Short Takeoff and Landing (STOL) aircraft have short runway requirements for takeoff and landing before they are able to become airborne. Partly due to their shorter requirements to gain speed on the ground, STOL aircraft can be used on unimproved runways.



Highlights from venture financings in aviation companies from 2009-2019 include:[xx]

- Capital invested peaked in 2018, with nearly $1.6 billion invested, a 32% year-over-year increase
- Capital invested surpassed $1 billion for the first time in 2017, when investment reached $1.2 billion Capital invested was a 411% increase from 2016
- Deal count peaked in 2017, with 93 total deals
- From 2009 to 2019, there has been over $5.5 billion invested in aviation companies across 608 total deals



COMPETITORS

Given Jetoptera's technology and business model, there are several areas in which to consider the competition: propulsion, unmanned, and manned aircraft. In the area of propulsion, the Company's primary competitors are electric and hybrid electric approaches using batteries, electric motors and many propellers. In the area of unmanned aircraft, the Company's competitors include defense aerospace companies, such as Kratos. In the area of manned aircraft, among the Company's competitors are eVTOL companies such as Volocopter, Lilium, and Kittyhawk.

Volocopter: Volocopter is a German company that is developing electric takeoff and landing aircrafts for urban environments. The company is focused on commercial applications of it technology, which has been trialed and iterated upon since the company's founding in 2011. In 2019, Volocopter announced a partnership with the city of Singapore, in which Volocopter would develop a prototype air taxi landing facility. To date, Volocopter has raised about $89 million, with the company raising a $55 million Series C in September 2019.[xxi]

Lilium: Founded in 2015, Lilium is an aerospace company that is focusing on developing urban electric vertical takeoff and landing aircrafts. The company's mission is to make urban air mobility more accessible for the masses, with the Lilium Jet designed to connect not only urban and suburban areas, but cities to one another.[xxii] Lilium has raised over $100 million from Tencent, Atomico, and Obvious Ventures, among other firms. TechCrunch reported in October 2019 that the company had begun engaging investors to raise a larger round of financing, between $400 million and $500 million.[xxiii]



Kitty Hawk: Kitty Hawk is a Mountain View-based startup that has developed the Heavyside and Flyer aircrafts for personal aviation. The Heaviside is the company's latest product, which is designed to be fast, small, and quiet with Kitty Hawks estimating the aircraft can travel from San Jose to San Francisco in 15 minutes.[xxiv] The Flyer is powered by ten independent lift fans, can hold one person, and operates between three and ten feet off the water.[xxv] In December 2019, Forbes reported that the Larry Page-backed Kitty Hawk decided to not sell the Flyer to individuals and that it had returned deposits to buyers. Additionally, former employees claimed that the Flyer was having frequent breakdowns and fires.[xxvi]

Kratos Defense and Security Solutions (NASDAQ: KTOS): San Diego-based Kratos designs and builds systems, platforms, and products for national security and communication. The company has numerous divisions, including the Kratos' Unmanned Systems Division (KUSD) that includes the Kratos Unmanned Aerial Systems unit. Within this unit, the company is able to create tactical unmanned aerial vehicles for U.S. Defense Organizations, including aircrafts like the X1-58A Valkyrie and the UTAP-22 Mako.[xxvii] In 2018, the company generated $618 million in revenue.[xxviii]

EXECUTIVE TEAM



Denis Dancanet, PhD, Founder and CEO: Denis is a private pilot with a lifelong interest in aviation which compelled him to start Jetoptera. Prior to founding the company, Denis had a career in quantitative finance. He was Partner at PDT Partners, a leading quantitative hedge fund, and Managing Director at Morgan Stanley. Denis has a PhD in Computer Science from Carnegie Mellon University in the area of theory of programming languages. He also triple majored in Computer Science, Mathematics, and Philosophy at the University of Pennsylvania.



Andrei Evulet, PhD, CTO: Andrei has an extensive background in research and development, technology maturation, experimental proof of concept, and gas turbines in aerospace engineering. He spent nearly 15 years at General Electric (GE) working in various divisions. Andrei spent time in the technology groups at GE Global Research, GE Oil and Gas, and GE Aviation, where he was the Technology Integration Leader and Technology Maturation Leader for the GE9X engine. Andrei earned his PhD from Rutgers University in Mechanical and Aerospace Engineering, his Master of Science in Aerospace and Propulsion Systems Engineering from the Polytechnic Institute of Bucharest, and his Bachelor of Science in Engineering with Honors from Manchester University.





Simina Farcasiu, PhD, CFO: Throughout her career, Simina has gained entrepreneurial experience in software, energy finance, and aerospace, with an extensive background in investment management, quantitative analytics, capital markets, and investment banking. Her early career was spent on Wall Street, at First Boston, Merrill Lynch and Bear Stearns. Simina earned her PhD from Westfield College and her BA from Princeton University.

PAST FINANCING

Jetoptera has predominately used prior capital towards professional services, equipment, wages, research and development, and general and administrative costs of running the business. During its most recent raise, Jetoptera issued convertible notes with a $24 million valuation cap, 20% discount rate, and 9% interest rate.

Round	Date	Amount	Security Type	Price per Share	Discount Rate	Interest Rate	Valuation
Seed 2	Sept 2019 - Jan 2020	$800K	Convertible Note	N/A	20%	9%	$24M
Seed 1	Dec 2018 - Jun 2019	$1.35M	Convertible Note	N/A	20%	9%	$24M
Seed	Jul 2018	$750K	Convertible Note	N/A	20%	9%	$24M
Friends and Family	Jun 2017	$1.5M	Common Stock	$2.35	N/A	N/A	~$24M
Pre-Seed	Nov 16 - Jan 2017	$600K	Convertible Note	N/A	20%	8%	$15M

Investors:	• Angels		

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $1,070,000
Discount Rate: 20%
Valuation Cap: $22 million or $24 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $24 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.
Transaction Type: Primary

PRESS

Aviation International News: Urban Air Mobility Advances Fast: Will Dubai Be Part of Its Future?
American Machinist: GE Aviation in Co-Op on VTOL Demonstration
sUAS News: Jetoptera, UAVentures Achieve Successful Autopilot Testing, Launch Partnership
sUAS News: GE Aviation and Jetoptera Join Forces On Fluidic Propulsion System Technology Demonstrator



Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,



- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

[i] https://www.auvsi.org/industry-news/xponential-2018-highlight-use-unmanned-systems-good

[ii] https://www.dubaiairshow.aero/jetoptera-inc

[iii] https://www.auvsi.org/industry-news/xponential-2018-highlight-use-unmanned-systems-good

[iv] https://www.dubaiairshow.aero/jetoptera-inc

[v] GAMA Aero 2018 Annual Report (https://gama.aero/facts-and-statistics/statistical-databook-and-industry-outlook/)

[vi] https://www.goldmansachs.com/insights/technology-driving-innovation/drones/

[vii] https://www.nlr.org/areas-of-change/introduction-new-runway-independent-aircraft-concepts/

[viii] https://www.csis.org/analysis/us-military-forces-fy-2020-air-force

[ix] https://vtol.org/files/dmfile/12HelicopterNoiseLeverton2.pdf

[x] http://investor.northropgrumman.com/static-files/1958ae35-f689-4920-afd9-18c689f1bf21

[xi] https://www.easa.europa.eu/sites/default/files/dfu/

[xii] https://www.auvsi.org/industry-news/xponential-2018-highlight-use-unmanned-systems-good

[xiii] https://www.dubaiairshow.aero/jetoptera-inc

[xiv] GAMA Aero 2018 Annual Report (https://gama.aero/facts-and-statistics/statistical-databook-and-industry-outlook/)

[xv] https://www.goldmansachs.com/insights/technology-driving-innovation/drones/

[xvi] https://www.goldmansachs.com/insights/technology-driving-innovation/drones/

[xvii] https://www.uber.com/us/en/elevate/

[xviii] https://www.morganstanley.com/ideas/autonomous-aircraft

[xix] https://vitalrecord.tamhsc.edu/drone-care-researchers-study-proposed-health-care-delivery-method/

[xx] PitchBook Data, Inc. Downloaded December 3, 2019

[xxi] https://venturebeat.com/2019/09/09/volocopter-raises-55-million-to-commercialize-flying-taxis/

[xxii] https://lilium.com/the-jet

[xxiii] https://techcrunch.com/2019/10/10/sources-lilium-is-looking-to-raise-up-to-500m-for-its-electric-flying-taxis/

[xxiv] https://kittyhawk.aero/heaviside/

[xxv] https://flyer.aero/

[xxvi] https://www.forbes.com/sites/jeremybogaisky/2019/12/01/inside-larry-pages-kitty-hawk-returned-deposits-battery-fires-boeing-cora/#75f1d23a58ab

[xxvii] http://www.kratosdefense.com/systems-and-platforms/unmanned-systems/aerial/tactical-uavs

[xxviii] http://ir.kratosdefense.com/static-files/e57cbc0a-db85-464f-be93-a9e7790490c2

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE
SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY
STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON
THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND
SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE
LOSS OF THEIR ENTIRE INVESTMENT.

Jetoptera, Inc.
144 Railroad Ave, Suite 100, Edmonds, WA 98020

Ladies and Gentlemen:

The undersigned understands that Jetoptera, Inc., a Corporation organized under the laws of
Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd Note Crowd Note (the
"Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated
February 19, 2020 (the "Form C"). The undersigned further understands that the Offering is
being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS
Act of 2012 and without registration of the Securities under the Securities Act of 1933, as
amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C,
the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page
hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as
described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject
to restrictions on transfer as set forth in this subscription agreement (the "Subscription
Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the
Company shall have the sole right, at its complete discretion, to accept or reject this subscription,
in whole or in part, for any reason and that the same shall be deemed to be accepted by the
Company only when it is signed by a duly authorized officer of the Company and delivered to
the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be
accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take
place at 11:59pm Pacific Standard time on April 13, 2020, or at such other time and place as the
Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and
Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other
means approved by the Company at least two days prior to the Closing, in the amount as set forth
on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the
Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	144 Railroad Ave, Suite 100, Edmonds, WA 98020 Attention: Denis Dancanet
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____   Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Jetoptera, Inc.
By_____   Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Jetoptera, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Jetoptera, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap"** is $22 million or $24 million (See the Conversion Price Below)

The "**Discount**" is 20%.

The "**Offering End Date**" is April 13, 2020.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

   i. Investors that purchase the first Fifty Thousand (50,000) Crowd Notes and thereby fund the first Fifty Thousand Dollars ($50,000) will receive Crowd Notes with a conversion provision based on a $22 million Valuation Cap instead of a $24 million Valuation Cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $22 million Valuation Cap [instead of $24 million].

ii. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

      ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the

conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck

JETOPTERA

Fluidic propulsion, powerful drones, and aerial mobility
A revolution in the way we transport products and people



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Jetoptera's Vision and Mission

Vision
Commonplace aerial mobility

Mission
Use Fluidic Propulsion to create vertical and short takeoff and landing (V/STOL) aircraft of unmatched speed, range, payload, and efficiency to transport cargo and people



JETOPTERA

Problem: Where Is the Flying Car?



Proposed benefits of a flying car:

➢ **Vertical takeoff**
➢ **Rapid transport**
➢ **Cargo and people**
➢ **Good payload/range**
➢ **Quiet and efficient**

JETOPTERA

Source: https://www.forbes.com/sites/bradtempleton/2019/03/04/wheres-my-flying-car-coming-in-for-a-landing-soon/

Competition: Legacy Approaches

	Fuel	Electric/hybrid
Propeller	 	 
Jet		

➤ **Helicopter**
Slow, big footprint, loud, complex, expensive

➤ **Tiltrotor**
Huge footprint, loud, very complex, very expensive

➤ **Harrier**
Extremely loud, complex, expensive and hot exhaust

➤ **eVTOL**
Slow, big footprint, complex, low battery energy density

Is this our only choice?



or



JETOPTERA

Our Solution: Fluidic Propulsion

Scalable, vectoring distributed propulsion



Powerful thrust augmentation

Lift augmenting integrated airframe

Jetoptera has succeeded in pilot testing that implement fluidic propulsion. Patented and demonstrated in test flights



Our thrusters are designed to take on any shape

Even blended into wing to enhance lift



JETOPTERA

Our Solution: Airframe Integration

Fluidic propulsion + airframe integration → Designed to have enhanced lift via Boundary Layer Ingestion and Circulation Control

Rear thrusters inside box wing
Designed to augment lift, reduce drag, reduce stall for both upper and lower wing







JETOPTERA

Forward thrusters behind canard wings
Designed to augment lift for both front and rear wings, reduce stall at higher angle of attack

Designed to be:
➢ Compact
➢ Fast
➢ Efficient
➢ Thruster vectoring
➢ Highly maneuverable

Our Solution: Lift Enhancement

Jetoptera Lift



➢ Non-round shape, conformation with wing, Boundary Layer Ingestion + Blown Jet Surface combine to **double lift coefficient** (C_L)

➢ Capability to deploy on upper surface of airfoil only

➢ Faster exhaust jet increases augmentation

JETOPTERA

Proven Solution

We have demonstrated Fluidic Propulsion in static, wind tunnel, and flight tests






JETOPTERA

Our Designed Advantages

Simple
Single system for VTOL & forward
flight. No propellers or moving parts

Fast
Speeds 200 – 400+ mph

Low Noise
Quieter than helicopters or
turbofans. Expect 70 dBA @ 400 ft

Compact
Much smaller footprint
than helicopter

Reliable
Use well understood and
dependable gas turbine

Distributed Propulsion
Many thrusters of optimized shapes

Flexible
Easily convert to hybrid
or all electric

Super Efficient
Thrust + lift augmentation
$\Rightarrow$ SFC < 0.5 lb/(lbf·h)

Safe
Simplicity + compactness + reliability



JETOPTERA

Products

	J-220	**J-500/1000**	**J-2000/4000**	**High-speed**
VTOL	 Payload: 25-50 lbs Range: 100-150 mi Speed: 200 mph	Payload: 100-220 lbs Range: 150-200 mi Speed: 200 mph	Payload: 450-800 lbs Range: 200 mi Speed: 200 mph	Payload: 450-800 lbs Range: 400 mi Speed: 400 mph

	J-800 STOL	**J-3000 STOL**	**J-9000 STOL**	**Licensing**	
STOL	Payload: 200 lbs Range: 500 mi Speed: 120 mph	Payload: 1,100 lbs Range: 1,100 mi Speed: 135 mph	Payload: 2,000 lbs Range: 1,200 mi Speed: 145 mph		 License or sell Fluidic Propulsive System for VTOL, STOL, conventional uses

JETOPTERA

Products: J-220



J-220 VTOL

Range / payload:
150 mi / 12 lbs
100 mi / 25 lbs
75 mi / 50 lbs

Speed: 200 mph



200+ lbf class FPS

Extremely efficient design
SFC = 0.45 lb/(lbf·h)
2.9:1 Thrust-to-Weight



Non-VTOL application

Range / payload:
500 mi / 50 lbs
250 mi / 200 lbs

Speed: 200 mph

JETOPTERA

Products: J-2000 and 4000

Fast. Efficient. Quiet. Compact. Elegant. Welcome to the new age of air mobility!





Market and Regulations

Jetoptera intends to enter sizable markets with the lowest regulatory burdens first

$70bn[1]



Military

$23.1bn[1]



Business & Civil Government

$11.2bn[2]



Logistics

$20.5bn[3]



General aviation

$3.68bn[4]


TAXI

UAM

Sources:

1) *https://www.goldmansachs.com/insights/technology-driving-innovation/drones/*
2) *https://www.marketsandmarkets.com/Market-Reports/drone-logistic-transportation-market-132496700.html*
3) *https://gama.aero/facts-and-statistics/statistical-databook-and-industry-outlook/*
4) *https://www.morganstanley.com/ideas/autonomous-aircraft*

JETOPTERA

Market: UAM Spotlight



Are Flying Cars Preparing for Takeoff?

In a new BluePaper, Morgan Stanley Research says autonomous urban aircraft may no longer be the stuff of comic books. Accelerating tech advances and investment could create a $1.5 trillion market by 2040.





Jetoptera's Fluidic Propulsive System is engineered to offer a very compelling solution for this space



Source: https://www.morganstanley.com/ideas/autonomous-aircraft

Progress

IP Portfolio

Portfolio of patents pending and
awarded, U.S. and International



Partnerships

 

GE Aviation – fluidic propulsion
US Navy – innovative UAS technologies

JETOPTERA



Our prototype test flights

Business plan

License
for V/STOL or conventional uses



lift enhancement STOL
military or general aviation



whole propulsion system
for V/STOL or conventional

Unmanned
sell drones of increasing size
initially military, later commercial



J-220



J-500/1000



J-3000 STOL

Manned
certify manned aircraft
with right partnerships



J-2000/4000



High speed

JETOPTERA

Our Projected Timeline



J-55

Flight demo

Partnerships

Begin selling to Military

J-220

Test GE H-80

Begin licensing commercially

J-500/1000

Test larger engines

Manned prototype

J-2000/4000 manned prototype

Earn Manned certification

2018-9   2020   2021   2022   ...   2024

JETOPTERA

Use of Proceeds

	% of Min Proceeds Raised	% of Max Proceeds Raised
Future Wages		23.36%
Research and Development		46.77%
Legal expenses – patents and corporate	50%	23.36%
Marketing	50%	6.54%
Total	100%	100%





JETOPTERA

Experienced Team

Denis Dancanet	Andrei Evulet	Simina Farcasiu	Todd Newton
CEO	CTO	CFO	VP Business Dev

   

PhD CS, Carnegie Mellon	PhD Aerospace Engineering, Rutgers	PhD Westfield College, AB Princeton	BA, Oregon State
BS CS, BA Math UPenn	MS in Aerospace Engineering, Polytechnic Institute of Bucharest	MD Bear Stearns, Merrill Lynch	Lt. Col. U.S. Marine Corps
Partner at Quant Hedge Fund	BS Engineering, Manchester University	Quant finance experience	Numerous deployments
MD at Morgan Stanley	Manager at GE Aviation		26 years of experience in defense aerospace



Help us deliver our new propulsion system to the air mobility industry.



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

The dream of a flying car has been something that has been there for decades. Jetoptera is an aviation startup. We have invented something that can make that future possible.

We've developed a unique propulsion system that relies on turbo compressors and fluidics. We eliminate moving parts and enable an aircraft to perform a vertical takeoff and landing without the use of large rotors.

I guess the simplest explanation is "a bladeless fan on steroids". We figured out how to make it actually produce a lot of thrust and keep producing thrust as you go forward through the air. That's part of our innovation, the other part is how to integrate such a propulsion system with the airframe so that they work together. So you end up with something that is very compact but very fast.

We have flown with the system, it's not just an academic exercise. We also were awarded patents and we have the protection required for commercializing this kind of technology.

The biggest thing that a flying urban air mobile would be is to try to create a new dimension on how we move people from point A to point B.

I've always been into aviation since I was a child. We dream of a future where aerial mobility is commonplace.



Video of Jetoptera J55 model test flight. No text or voiceover.



CGI video of the Jetoptera J2000 Flying Car concept. No text or voiceover.